April 25, 2025

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 7 to Offering Statement on Form 1-A
            Filed April 11, 2025
            File No. 024-12392
Dear Nils Ollquist:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 24, 2025 letter.

Amendment No. 7 to Offering Statement on Form 1-A filed April 11, 2025 Dilution, page 18

1. Please revise the narrative to correct net tangible book value to $37.270 million as of
       November 30, 2024, rather than $32.270 million.
Description of Property, page 25

2. Please update the annual gold production on page 25 to reflect your November 30,
       2024 fiscal year end.
 April 25, 2025
Page 2

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman at 202-551-
3610. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Joe Laxague